FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司


3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:



06016953

Our Ref: S/5411/89 LTO/sl

7th September, 2006

SUPPL

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 7th September, 2006 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of movement of securities in Hong Kong

   Date : 31st August, 2006

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st August, 2006

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 4th September, 2006

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	757,820,614	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	757,820,614	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 12th September, 2002						
Exercise price: HK$0.40	1,700,500	Nil	Nil	Nil	1,700,500	
Exercise price: HK$0.86	15,144,000	Nil	Nil	Nil	15,144,000	
Exercise price: HK$0.808	3,000,000	Nil	Nil	Nil	3,000,000	
Exercise price: HK$0.814	2,650,000	Nil	Nil	Nil	2,650,000	
Exercise price: HK$0.80	4,910,000	Nil	Nil	Nil	4,910,000	
Exercise price: HK$0.89	19,160,000	Nil	Nil	Nil	19,160,000	
2. Employee share option scheme adopted on Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ Subscription price HK$ _____						
2. ____________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A

OTHER ISSUES OF SHARES*		
Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share		Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	0

Remarks:

Authorised Signatory:



Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl

寄件者: benson [benson@consen.net]
寄件日期: 8日September2006年Friday 10:11
收件者: Mui Joel
主旨: Tricon International

Regards,
Benson Chow
Tel : (852) 25111354
Fax : (852) 25111301
Email : benson@consen.net
website : www.consen.net